January 27, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:                                         Gary Todd, Senior Accountant

Li Xiao, Accountant

Geoff Kruczek, Senior Attorney

Tim Buchmiller, Attorney

Re:                 Avinger, Inc.

Registration Statement on Form S-1

File No. 333-201322

Ladies and Gentlemen:

On behalf of Avinger, Inc. (“Avinger,” the “Company” or “we”), we submit this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 26, 2015, relating to Amendment No. 1 to the Registration Statement filed on January 20, 2015 (as revised, the “Registration Statement”).

Management’s Discussion and Analysis, page 54

1.                                      With a view toward disclosure regarding known material trends, events and uncertainties under Regulation S-K Item 303, please tell us the extent of and reasons why you “lowered [your] long-term commercial forecast during the fourth quarter of 2014,” as noted in your letter dated January 21, 2015. Include in your response the extent to which the forecast was lowered and the reasons underlying the change.

Avinger advises the Staff that its internal long-term forecast is predicated on the successful development, approval and launch of its image-guided atherectomy products.  The first such product candidate, Pantheris, is currently undergoing a clinical trial intended to support a 510(k) submission to the U.S. Food and Drug Administration.  At the time we completed our September 30, 2014 common stock valuation, we were estimating that a Pantheris 510(k) approval would be achieved early in the third quarter 2015, which would allow us to achieve revenues from sales of Pantheris for a greater portion of the second half of 2015. Prior to November 6, 2014 we amended our internal forecast to take into consideration the updated timing of our Pantheris clinical trial, which is now expected to be completed later than originally anticipated but, as stated in the Registration Statement, still within the second half of 2015.  In light of the slight delay in the expected approval date of Pantheris, we modified our hiring plans to reduce the rate of sales representative headcount growth, which further reduced our forecasted revenues.  However, consistent with our disclosures on page 55 under “Revenues” of the Registration Statement, we expect our revenues to increase as we continue to expand our sales and marketing infrastructure and introduce new lumivascular platform products.

2.                                      We refer to your letter dated January 21, 2015. While we acknowledge your response, we have concerns regarding the assertion in the filing that management believes the fair value of a share of the company’s common stock was $4.5 as of September 30, 2014 and December 31, 2014. To help us better understand your analysis, please respond to the following:

•                  Tell us when you first began contemplating the initial public offering leading to the filing on November 6, 2014. Also, tell us when you first met with underwriters and provide us a history of your discussions with underwriters.

•                  Describe to us the extent to which your management and Board of Directors relied on third party valuations in establishing the fair value of your common stock.

•                  Tell us whether you expect the third party valuation will be complete prior to closing the initial public offering.

•                  Explain to us how the company’s progress toward an initial public offering was considered in the disclosure that your board of directors determined that there were no internal or external developments that would indicate that the fair value of your common stock had increased from September 30, 2014. In that regard, we note that your initial draft registration statement was filed on November 6 and that you made your first public filing on December 30, 2014.

•                  Tell us why the likelihood of an initial public offering had not significantly increased between September 30, 2014 and December 31, 2014. Also, explain why any marketability discount would not have decreased during that period.

•                  In light of the progress toward an initial public offering, tell us why the value of the preferred stock preferences had not decreased as of December, 31 2014.

•                  Tell us how the indication of a potential offering price range of $12 to $14 from your investment bankers on January 9, 2015 does not provide objective and contemporaneous evidence that the fair value of a share of your common stock had increased from $4.5 as of September 30, 2014.

•                  We see that you sold preferred shares in fourth quarter of 2014 and the January of 2015 at $12.60 per share and that the preferred shares convert to common stock on a one-for-one basis upon consummation of the offering. In light of the conversion terms and the progress toward your initial public offering, tell us why the per share price realized on sales of the preferred shares is not evidence that the fair value of a share of your common stock had increased from $4.5 as of September 30, 2014.

In response to the Staff’s comments:

We are in the process of obtaining a 409A valuation for December 31, 2014 but have not received it yet.  When we receive that valuation, if the fair market value of our common stock at December 31, 2014 is greater than $4.50, as disclosed in the Registration Statement, we will take the corresponding stock-based compensation charges.  The bullet point responses below correspond to the order of the bullet point comments in Comment No. 2 above.

•                  In May of 2014, the Company started considering all of its strategic options including a reverse merger, a large preferred stock financing and an initial public offering.

A timeline of our meetings and discussions with underwriters is as follows:

•                  On August 4, 2014, Canaccord Genuity, Inc. and Cowen and Company, LLC made formal pitch presentations to Avinger and, after internal discussions, the Avinger selected them as the lead underwriters the following week;

•                  On September 4, 2014, there was an organizational meeting involving the lead underwriters and Avinger;

•                  From September 5, 2014 through the present time there have been discussions with the underwriters regarding the contents of the Registration Statement;

•                  On November 20, 2014 and from December 8, 2014 to December 12, 2014, Avinger and the lead underwriters attended test-the-waters meetings with potential investors;

•                  On January 9, 2015 the lead underwriters met with senior management of Avinger to discuss the valuation of Avinger with respect to an initial public offering; and

•                  On January 14, 2015 the lead underwriters presented the proposed valuation to Avinger’s board of directors (the “Board”).

•                  Avinger had a practice of obtaining 409A valuations on an annual basis and switched to obtaining quarterly valuations beginning in March 2014.  The Board with the assistance of an independent third party valuation firm and management, developed its valuations of the fair value of its common stock using significant judgment and taking into account numerous factors, including valuation reports; developments at our company; the rights, liquidation preferences and privileges of our preferred stock relative to those of our common stock; voting control exercisable by the holders of preferred stock, market conditions; the lack of marketability of our common stock; and contemporaneous debt and equity financing events.

•                  Avinger respectfully advises the Staff that we do not expect a third party valuation to be completed prior to closing the offering.

•                  Avinger advises the Staff that a key component to valuing its common stock is the consideration of its progress toward an offering.  The Board assesses common stock valuation with the assistance of a third party valuation firm.  Avinger in conjunction with a third-party valuation firm, had weighted the probability of a public offering exit at 30% and 40% at March 31, 2014 and June 30, 2014, respectively.  Given the approval of the Board to proceed with evaluating the option of initial public offering during the third quarter of 2014, the weighting of an exit probability due to an initial public offering was increased to 60% in the Company’s September 30, 2014, external valuation.  Avinger now expects that the December 31, 2014 valuation will increase the probability of an initial public offering to 70-75%.  Although Avinger submitted its initial registration statement on November 6, 2014, and publicly filed on December 30, 2014, Avinger and the Board were sensitive to the high risks of not successfully concluding the initial public offering.  Among these risks were the following:

•                  It was unclear how investors would react to an early stage medical device company with revenue from existing products lower in the first nine months of 2014 as compared to first nine months in 2013 and a new product still in clinical trials and yet to be approved.

•                  Avinger’s Pantheris clinical trial was slightly behind schedule, which as stated in response to Comment No. 1, had a direct impact on forecasted revenues and the valuation of Avinger;

•                  As of December 31, 2014, Avinger had yet to receive any quantitative feedback from its underwriters in terms of valuation and had yet to embark on a roadshow that would reflect the market’s acceptance and value of the initial public offering;

•                  Market volatility in December particularly for small capitalization stocks and emerging growth companies, such as Avinger;

•                  The risk that the market will not respond well to an initial public offering involving a small company with limited revenue; and

•                  The lack of final data from the VISION study was viewed as a potential impediment to a successful initial public offering.

In addition, as noted in Avinger’s January 21, 2015 letter to the Staff, Avinger closed on an additional $8.2 million in its Series E preferred stock financing in the fourth quarter of 2014.  From September 30, 2014 to December 31, 2014, the Board took into consideration that the Series E preferred stock price per share was flat and included a 4x liquidation preference leading to $32.8 million in liquidation preference with 70% warrant coverage, providing significant dilution to the holders of common stock.  These terms reflect the difficulty that Avinger had in obtaining financing leading to uncertainty as to whether Avinger would be successful in an initial public offering.

•                  Avinger acknowledges that as of December 30, 2014 it had publicly filed a registration statement. Nonetheless, the risks relating to an initial public offering surrounding Avinger’s ability to raise the requisite amount of minimally dilutive capital had not diminished.  Taking into consideration a flat Series E financing that included 4x liquidation preferences and 70% warrant coverage, the uncertainty of a successful initial public offering and the enrollment delays relating to the clinical trial and the reduced internal forecast, our Board based on its business judgment, determined that there was still sufficient risk associated with an initial public offering.  Consequently, the Board determined that, on December 31, 2014, the value per share of its common stock should remain consistent with the September 30, 2014 valuation.  In addition, at December 31, 2014, Avinger had not yet received any indication regarding the receptivity or valuation of its proposed initial public offering.

•                  The preferences of Avinger’s preferred stock were predicated on Avinger’s inability to attract capital from the private market and the uncertainty of an initial public offering.  At the time Avinger closed its second tranche of its Series E preferred stock financing on December 31, 2014 with new investors; it had approximately one to two months of cash on hand, which dramatically limited its ability to negotiate more favorable terms.  In addition, the closing on December 31, 2014, was expected to be $5 million higher than the actual amount raised further creating doubts about Avinger’s ability to have sufficient cash to fund its operations if the initial public offering was not successful.  As disclosed in the Registration Statement under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Avinger continues to face significant liquidity concerns. The sales of Series E preferred stock to new third-party investors both before and after December 31, 2014, at the same price per share, provides evidence that the value of the preferred stock preferences had not decreased as of December 31, 2014, in spite of Avinger’s progress toward an initial public offering.

•                  The indication of a potential initial public offering price range of $12 to $14 from Avinger’s investment bankers on January 9, 2015 does not provide objective and contemporaneous evidence that the fair value of a share of Avinger’s common stock had increased from $4.50 as of September 30, 2014 because (i) Avinger did not know the potential initial public offering price range on December 31, 2014 and, as such, could not have considered the non-existent range at the time of the December 31, 2014 option grants, and (ii) the price range assumes a successful initial public offering and sufficient liquidity for Avinger for at least 18 months following the initial public offering, as set forth in the Registration Statement, which was a significant assumption on December 31, 2014 because, at that time, Avinger’s available cash had deteriorated to such an extent that it was left with a cash runway of two months.

•                  The September 30, 2014 valuation took into account the sales of Series E preferred stock that occurred before September 30, 2014.  Because the Series E preferred stock price per share had not increased, our Board did not see the need to increase the price of the common stock.  In addition, the overall cost of the financing increased because the warrant coverage increased from 50% to 70%, which mitigated the effect of being closer to an initial public offering.   Avinger believes the above factors plus the factors discussed in our response in the fourth bullet above, left Avinger exposed to significant valuation risk, which is why the per share price realized on sales of the Series E preferred stock is not evidence that the fair value of a share of our common stock had increased from $4.50.

Please direct any questions regarding the contents of this letter to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:                                Jeffrey Soinski, Avinger, Inc.

Matthew Ferguson, Avinger, Inc.

Mhairi Jones, Avinger, Inc.

Dan George, Avinger, Inc.

Timothy Curry, Jones Day

Ruben Garcia, Jones Day